FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2009
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 — 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
The following discussion by management of the operating results covers the 12-month period ended March 31, 2009 as of June 26, 2009, and should be read in conjunction with the Company’s audited consolidated financial statements and the notes included thereto. The Company’s audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in Canadian currency unless otherwise noted.
FORWARD-LOOKING STATEMENTS
The forward-looking statements in this discussion regarding the Company’s expectations, regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s latest Form 20-F. The Company’s actual results may differ materially from those contained in any forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc., including the Company’s Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. The Company’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”), a naturally-occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan). The Company’s lead product based on TTX is Tectin, which is being developed as a medication intended to provide relief for various chronic pain conditions associated with cancer. The Company owns and operates a manufacturing facility in Nanning, China for the sole purpose of producing TTX for its clinical trials.
Product Pipeline
TTX for Cancer-related Pain
In March 2006, WEX terminated its Phase IIb/III clinical trials (WEX-014 and WEX-014OL) for TTX for cancer-related pain due to the preliminary findings of the Data Monitoring Committee (“DMC”), a committee of independent experts appointed by the Company to review data. The DMC found a greater proportion of responders, as defined by a decrease in pain with stable use of opioid, in the group receiving TTX compared to the group receiving placebo. However, this difference was not found to be statistically significant. In a post-hoc analysis conducted by WEX, there was a statistically significant difference between TTX and placebo based on an evaluation that combines pain outcome with improvement in quality of life. The results of the reanalysis were published in a peer-reviewed journal (Journal of Pain and Symptom Management) in April 2008.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
The results of the reanalysis were previously presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved the Company’s continuation of clinical investigation for TTX. The Company developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, it received No Objection Letters from Health Canada to conduct these trials.
TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain outcome with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive TTX.
TTX for Painful Chemotherapy-induced Peripheral Neuropathy
The Company developed a plan for a proof-of-concept trial of TTX in painful chemotherapy-induced peripheral neuropathy (TEC-007). Painful chemotherapy-induced peripheral neuropathy is an area of unmet medical need and the condition seriously impacts day-to-day functioning. A majority of patients treated with two widely-used classes of chemotherapy — the platinums and the taxanes — experience painful peripheral neuropathy that can be debilitating and/or dose-limiting for chemotherapy treatment.
TEC-007 will be a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in patients with moderate to severe neuropathic pain caused by cancer chemotherapy. The primary efficacy endpoint will be a reduction in the intensity of neuropathic pain, expressed as the proportion of responders in the TTX versus placebo groups. All patients participating in the TEC-007 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-007OL) where all patients will receive TTX.
Other Applications of TTX
WEX entered into a license agreement and sponsored research agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that TTX may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX has funded research at Children’s Hospital Boston and has rights to develop and commercialize products based on the technology.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
CORPORATE UPDATE
Clinical Trials
TTX for Cancer-related Pain (TEC-006)
During the fiscal year ended March 31, 2009 and through to the date of this MD&A, the Company continued to focus its efforts and resources on the Canadian pivotal trials for TTX, TEC-006 and TEC-006OL, signing up more clinical sites and enrolling more patients. For the fiscal year ended March 31, 2009, progress on the TEC-006 clinical trial is as follows:

	Active sites at end	Patients enrolled	Cumulative patient
Three months ended	of period	in period	enrolment
June 30, 2008	7	6	6
September 30, 2008	7	5	11
December 31, 2008	8	10	21
March 31, 2009	11	7	28
As of the date of this MD&A, the Company has 11 active sites and has enrolled 35 patients in the TEC-006 trial. About 65% of the patients who completed the TEC-006 trial chose to enrol in TEC-006OL.
Based on current enrolment rates, the Company now anticipates enrolling the 60 patients required for the planned interim analysis by December 2009. The interim analysis will be conducted by an independent data monitoring committee, which will make a recommendation on continuing the trial based on a review of the safety and efficacy assessments. This recommendation is expected to be received within three months of enrolling 60 patients. Assuming that the data monitoring committee recommends that WEX continue the trial to the planned 120 patients, the Company anticipates that the trial will be completed in the second half of 2010.
TTX for Painful Chemotherapy-induced Peripheral Neuropathy (TEC-007)
The Company filed a Clinical Trial Application with Health Canada in February 2009. In March 2009, Health Canada issued a No Objection Letter which permits WEX to conduct the trial in Canada. Concurrently with seeking regulatory approval for the trial, WEX conducted a feasibility assessment of conducting the trial in Canada. The feasibility assessment led to the identification of several clinical sites in Canada that could perform the trial, but also resulted in the conclusion that the trial could not be completed as quickly as originally anticipated.
The Company has also begun plans to seek regulatory approval to conduct the TEC-007 trial in the United States. If such regulatory approval can be obtained, and subject to additional financing being available, the Company anticipates starting the trial in both countries in early 2010.
Management
In June 2008, WEX appointed Dr. Jean Bourgouin as part-time Chief Scientific Officer. In March 2009, the Company announced that Dr. Bourgouin was leaving his position to pursue other opportunities.
In September 2008, WEX appointed Dr. Larry Gontovnick as Senior Director, Clinical Development. A pharmacologist by training, Dr. Gontovnick brings to WEX over 20 years of experience in drug development in the pharmaceutical industry, having held senior management positions with both pharmaceutical and biotech companies. In March 2009, the Company announced the promotion of Dr. Gontovnick to the position of Vice President, Research and Development. In this role, he will oversee the further clinical development of TTX for the treatment of cancer pain. In addition, he will have overall responsibility for WEX’s research and development programs.
In July 2008, Kwong Choo was promoted to the position of Chief Financial Officer and Vice President, Finance and Administration. He had previously served as the Company’s Controller since January 2008.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
In November, the Company appointed Mr. James Oon as Director of Operations for its Asia subsidiaries. A chemical engineer by training, Mr. Oon holds both MSc and MBA degrees, and has over 20 years experience in the pharmaceutical industry in Europe and Asia. His experience will prove invaluable as the Company further develop and implement its manufacturing strategies.
Generic Business
Subsequent to the decision to exit the generic business discussed below, the Company wound down its generic business in China and are now using the Nanning facility solely for the production of TTX. As a result, the Company had reduced staff in China by 50%, and had written off assets totaling $508,000.
Intellectual Property
In April 2008, the Company announced that the U.S. Patent and Trademark Office issued a Re-examination Certificate for United States Patent No. 6,407,088, titled “Method of Analgesia”. This patent relates to the use of TTX for producing analgesia in humans. As re-examined, the patent maintains broad protection for the use of TTX at pharmaceutically acceptable doses to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration including subcutaneous injection, intramuscular injection, oral formulations and skin patches. The successful re-examination strengthens the intellectual property rights for TTX.
Discussion of Operations
During the fiscal year ended March 31, 2009, the Company invested $3.40 million in research and development programs, and incurred a net loss of $8.05 million. It is expected that total research and development expenses will remain constant over the next year. The Company anticipates it will require additional funding in the second half of 2010 to support its ongoing operations and the current clinical trial program. The Company also plans to start the TEC-007 clinical trial in year 2010 if regulatory approval can be obtained and additional financing are available. The Company delivered a notice of extension effective March 31, 2009 to the holder of the convertible debenture to extend the maturity date of the convertible debenture for two years to October 17, 2011.
FINANCIAL RESULTS
Selected Annual Information
The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

	Year ended March 31,
(in thousand of dollars, except per share amounts)	2009	2008	2007
Revenue	$—	$501	$188
Loss from continuing operations	(7,235)	(2,815)	(4,690)
Basic and diluted loss per share from continuing operations	(0.12)	(0.05)	(0.13)
Net loss for the year	(8,048)	(2,799)	(4,760)
Basic and diluted loss per share	(0.13)	(0.05)	(0.13)
Total assets	11,332	7,519	5,333
Long term financial liabilities (1)	9,798	3,108	—

(1)	Comprises the debt component of convertible debentures

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years, as any profits will be used to further the commercialization of TTX.
For the fiscal year ended March 31, 2009, the Company recorded a net loss of $8.05 million ($0.13 per share) compared to a net loss of $2.80 million ($0.05 per share) for the fiscal year ended March 31, 2008. This increase in net loss of $5.25 million is due to, amongst other items, larger research and development expenditures of $1.98 million, increased interest expense on convertible debentures of $1.08 million, loss from discontinued operations of $0.83 million and the settlement gains from preceding year in the US dollar denominated series 5.5% convertible debentures debt of $1.21 million. The loss was offset by a reduction in general and administrative expenses of $0.57 million. It is expected that research and development expenses will increase over the next 2 years as the clinical trial continues.
The Company had cash and short-term investments of $9.13 million as at March 31, 2009 compared to $3.82 million as at March 31, 2008.
Results of Operations
In September 2008, the Company closed the generic pharmaceutical business in Nanning, China and wrote off assets used substantially in the generic pharmaceutical business at that time. The Management’s Discussion and Analysis focuses on the continuing operations, assets and liabilities of the Company and presents separately the generic pharmaceuticals division operations, assets and liabilities under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to the division’s operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the consolidated financial statements ended March 31, 2009 and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.
Results of continuing operations
The following table summarizes the Company’s results of continuing operations for the years ended March 31, 2009 and March 31, 2008.

Summary:
(in thousands of dollars except per share amounts)	2009	2008
Revenue	$—	$501
Operating expenses	(5,903)	(4,484)
Other income (expenses)	(1,332)	1,178

Loss from continuing operations	(7,235)	(2,805)
Income tax expense	—	(10)

Net loss from continuing operations	(7,235)	(2,815)

Loss per share from continuing operations — basic and diluted	$(0.12)	$(0.05)

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
Operating Expenses

Summary:
(in thousands of dollars)	2009	2008
Amortization	$202	$188
General and administrative	2,277	2,849
Research and development	3,424	1,447

Total operating expenses	$5,903	$4,484

Amortization
Amortization expense relates to the amortization of property and equipment utilized in research and development and general and administrative activities. Total amortization expense for the fiscal year ended March 31, 2009 of $0.20 million was comparable to the same period in year 2008 of $0.19 million.
General and Administrative
General and administrative expenses decreased to $2.28 million for the fiscal year ended March 31, 2009 as compared to $2.85 million in the fiscal year ended March 31, 2008. The decrease of $0.57 million is mainly due to the reduction in legal fees and lower staff cost.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. Research and development expenses for the fiscal year ended March 31, 2009 totaled $3.42 million compared with $1.44 million for the fiscal year ended March 31, 2008. The increase of $1.98 million is the result of increase in the number of clinical sites and patients being enrolled in the pivotal Phase III Clinical Trial for TEC-006 and TEC-006OL.
Other Income and Expenses
Other income and expenses for the fiscal year ended March 31, 2009 totaled to an expense of $1.33 million compared to an income of $1.18 million for the fiscal year ended March 31, 2008. The increase in expense of $2.51 million is mainly due to the increase in interest expense of $1.08 million on the convertible debentures and previous year’s settlement gain of $1.21 million on the US dollar denominated 5.5% convertible debentures.
DISCONTINUED OPERATIONS — Generic pharmaceuticals manufacturing
In July 2008, the Company announced its decision to discontinue the generic pharmaceutical business in Nanning, China. In September 2008, the Company closed the manufacturing operations and wrote off $508,000 of assets used substantially in the generic pharmaceutical business and which consisted of $400,000 of property and equipment and $108,000 of inventories. The exit from these operations allows the Company to focus its effort in the development of TTX. Accordingly, all revenue, expenses and assets related to the generic pharmaceutical manufacturing business have been classified as discontinued operations for the years ended March 31, 2009 and 2008.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
The following table summarizes the Company’s results of discontinued operations of the generic pharmaceuticals manufacturing division of its subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”) for the years ended March 31, 2009 and 2008.

	Year ended March 31,
(in thousands of dollars)	2009	2008
	$	$

Revenue	62.3	501.0
Cost of goods sold and operating expenses	(366.9)	(485.3)

Income (loss) from discontinued operations	(304.6)	15.7

Write-off of assets	(508.4)	—

Net earnings (loss) from discontinued operations	(813.0)	15.7

	2009	2008
	$	$

Cash (used in) provided by operating activities	(262.1)	38.2
Cash (used in) provided by investing activities	—	—
Cash (used in) provided by financing activities	—	—

Cash (used in) provided by discontinuing activities	(262.1)	38.2

QUARTERLY FINANCIAL INFORMATION
The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending March 31, 2009.

(in thousands of dollars except per share amounts)	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007
Revenue	$—	$—	$—	$—	$—	$—	$—	$501
Loss from continuing operations	(2,345)	(1,905)	(1,750)	(1,235)	(775)	(523)	(1,082)	(435)
Income (loss) from discontinued operations	(209)	—	(614)	10	(92)	(61)	68	101
Net loss for the period	(2,554)	(1,905)	(2,364)	(1,225)	(867)	(584)	(1,014)	(334)
Loss per share from continuing operations — basic and diluted	(0.04)	(0.03)	(0.03)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)
Income (loss) per share from discontinued operations — basic and diluted	(0.00)	(0.00)	(0.01)	0.00	(0.00)	(0.00)	0.00	0.00
Loss per share — basic and diluted	(0.04)	(0.03)	(0.04)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
Revenues over the most recent eight quarters include primarily the license fees from Esteve. In the quarter ended June 30, 2007, the remaining deferred license fees of $501,000 were included in revenue. Generic drug sales pertaining to the discontinued operations were included in revenue of prior quarterly summaries are now classified in “Income (loss) from discontinued operations”. The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events:
•
R&D expenditures have been on the increase from the quarter ended December 31, 2007 due to the CKLS financing completed on October 2007, which enabled the Company to commence its TEC-006 and TEC-006OL clinical trials.

•
Interest expenses on the existing Series LIBOR plus 4% from quarter ended December 31, 2007 to March 31, 2009 and the fully repaid US dollar denominated Series 5.5% Convertible Debentures from June 30, 2007 to December 31, 2007.

•	Legal and related expenses were relatively higher in year 2007 as the Company incurred professional fees to address certain conditions precedent to the CKLS transaction.

•	The losses for the quarter ended December 31, 2007 were offset by the gain on the final discounted settlement of the UOB convertible debentures.
FOURTH QUARTER RESULTS
The following table is a summary of selected information for the three-month periods ended March 31, 2009 and March 31, 2008:

	Three months ended March 31,
(in thousands of dollars)	2009	2008
Research and development expenses	$1,413	$602
General and administrative expenses	465	(160)
Amortization	60	45
Other expense	407	278
Income tax expense	—	10

Net loss from continuing operations	2,345	775

For the three-month period ended March 31, 2009, the Company’s consolidated loss from continuing operations increased by $1.57 million or 201% to $2.35 million compared to $0.78 million for the same period in fiscal 2008. The increase in the net loss was the result of the following events:
•	Research and development expenses increased due to increased activities associated with the Company’s TEC-006 Phase III clinical trial.

•
The increase over previous year quarter in general and administrative expenses primarily resulted from the reclassification of restructuring costs to the liability and equity components of the convertible debentures as well as deferring to other assets in the quarter ended March 31, 2008.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
The Company has established disclosure controls and procedures for the timely and accurate preparation of financial and other reports. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by applicable securities regulations and that information required to be disclosed is accumulated and communicated to the appropriate members of management and properly reflected in the Company’s filings. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these disclosure controls and procedures should not exceed their expected benefits. As such, the Company’s disclosure controls and procedures can only provide reasonable assurance, and not absolute assurance, that the objectives of such controls and procedures are met.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
As at March 31, 2009, management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that WEX’s disclosure controls and procedures are effective in providing reasonable assurance that material information required to be disclosed by the Company in reports filed with Canadian securities regulators is accurate and complete and filed within the time periods required.
Internal Control over Financial Reporting
Under the supervision and the participation of the Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, as of March 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Company’s internal control over financial reporting was not effective as of March 31, 2009. In the course of its evaluation, management discovered a material weakness concerning the unavailability of in-house US GAAP expertise to perform the required US GAAP reconciliation for SEC filing. Subsequent to these findings, management decided to either engage outside consultants or provide adequate training and education to designated personnel to rectify the deficiency depending on circumstances.
There were no significant changes in the Company’s internal control over financial reporting during the year ended March 31, 2009, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting
RISKS AND UNCERTAINTIES
Investment in the Company’s restricted voting shares involves a high degree of risk and should be regarded as speculative due to the nature of its business and because its product applications are still in research and development. Such an investment should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the other information contained in the Form 20-F, the Company’s other publicly filed documents and the usual risks associated with investment in a business, the following factors should be considered carefully by investors when evaluating an investment in its securities.
Clinical Trials
Clinical trials for the Company’s product candidates are expensive, time consuming and their outcome is uncertain. In order to obtain regulatory approval for the commercial sale of any of its product candidates, the Company are required to complete extensive clinical trials to demonstrate its safety and efficacy. The results of pre-clinical studies, initial and later stage clinical trials are not necessarily predictive of future results, and its current product candidates may not have favourable results in later testing or trials. The Company’s share price could decline significantly if its clinical results are not favourable, are delayed or are perceived negatively.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including: the Company’s inability to manufacture under the applicable regulatory standards or obtain sufficient quantities of materials for use in clinical trials; delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study; delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site; delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites; slower than expected rates of patient recruitment and enrolment; uncertain dosing issues; inability or unwillingness of medical investigators to follow the Company’s clinical protocols; variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria; scheduling conflicts with participating clinicians and clinical institutions; difficulty in maintaining contact with subjects after treatment, resulting in incomplete data; unforeseen safety issues or side effects; lack of efficacy during the clinical trials; the Company’s reliance on clinical research organizations (“CROs”) to conduct clinical trials, which may not conduct those trials with good clinical practices (“GCP”) and good laboratory practice (“GLP”); or other regulatory delays.
The Company encountered difficulties enrolling patients in its clinical trials, and its trials have been delayed or otherwise adversely affected by such difficulties. Clinical trials for its product candidates require that the Company identify and enroll a large number of patients with the medical indication under investigation. The Company may not be able to enroll a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrollment is a function of many factors including: design of the protocol; the size of the patient population; eligibility criteria for the study in question; perceived risks and benefits of the drug under study; availability of competing therapies; efforts to facilitate timely enrollment in clinical trials; patient referral practices of physicians; and availability of clinical trial sites. If the Company have difficulty enrolling a sufficient number of patients to conduct its clinical trials as planned, the Company may need to delay or terminate ongoing clinical trials.
Control by Principal Shareholders
Pharmagesic (Holdings) Inc., (the “CKLS Designee”) an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. (“CKLS”) holds approximately 27% of the issued and outstanding restricted voting shares, is the holder of a class A special share and is the holder of a convertible debenture (the “Debenture”) in the principal sum of $15,600,000, which was advanced by the CKLS Designee by way of initial advance of $2,000,000 and six quarterly installments paid through March 31, 2009, pursuant to which it is entitled to obtain additional restricted voting shares in payment of interest and will in the event it elects to convert the Debenture obtain additional restricted voting shares. CKLS through this subsidiary has the ability to exercise influence over the election of directors and other matters submitted to shareholders. Further, as the holder of a class A special share in the capital of WEX it has the right to elect one or more directors of WEX and to appoint and fill vacancies of specified officers and committee members of WEX. Finally, the Debenture contains terms which restrict the operations of WEX. Such concentration of ownership and rights could have the effect of delaying, deterring or preventing a change of control of the Company that might otherwise be beneficial to its shareholders and may discourage acquisition bids for the Company or limit the amount certain investors may be willing to pay for the restricted voting shares.
Early Stage Development
The Company have a history of significant losses and a significant accumulated deficit. Other than some minor revenue from generic drug sales in China, the Company have not generated any product revenue from tetrodotoxin or “TTX” products. The Company may never achieve or maintain profitability.
The Company’s business is at an early stage of development. It has not completed the development of any TTX product candidates. As at March 31, 2009, the Company have incurred losses amounting to a net deficit of $80.5 million, and it expects to incur further losses.
The Company have not yet developed any pharmaceutical products that have received regulatory approval other than the few generic drugs sold in China, which business has been discontinued. The successful commercialization of its product candidates is crucial to its success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. There can be no assurance that any of its product candidates will be approved.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
Reliance on Strategic Partner(s)
The Company’s strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of its product candidates. The Company may at some future point in time decide to license its product candidates to strategic partners for further development and commercialization. The Company’s strategic partners and collaborators may fail to successfully develop or commercialize its technology for a number of reasons, including: failure of a strategic collaborator to continue, delays, lack of funding, research, development and commercialization activities; the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including its competitors, as a means for developing treatments for the indications targeted by its programs; the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.
The Company currently do not have marketing and sales capabilities for its TTX product candidates. Other than Sabex 2002 Inc.’s (“Sandoz Canada”) first right of refusal for Canada, as discussed below, the Company have no arrangement for the commercialization and marketing of the TTX product candidates in the rest of the world. Accordingly, if the Company are able to commercialize any of its other product candidates, it would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. There can be no assurance that the Company will be able to establish sufficient marketing capability, or enter into an arrangement with a marketing partner under reasonable terms. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell its product candidates will reduce its ability to generate revenues.
Additional Financing, Liquidity and Capital Resources
The Company will need substantial additional funding to continue the research and development of its technologies and products. There is no assurance that the Company will be able to secure such financing on favorable terms or at all. Any failure or delay in obtaining additional capital may impair or prevent the development or commercialization of TTX or any future products and would have a material adverse effect on its business.
The extent of the funding the Company will need will depend on many factors, some of which are beyond its control, including: its ability to develop and obtain regulatory approval for TTX and any future products; its ability to enter into partnership agreements with other companies for further development of TTX and any future products; the extent of costs associated with protecting and expanding its patents and other intellectual property rights; market acceptance of TTX products and any future products; future payments, if any, the Company receive or make under existing or future collaborative arrangements; the timing of regulatory approvals needed to market products; the need to acquire licenses for new products or compounds; and compliance with rules and regulations implemented by the U.S. Securities and Exchange Commission (the “SEC”), Canadian provincial securities regulatory authorities and the Toronto Stock Exchange (“TSX”).
The Company’s Debenture is subject to certain operational covenants. In the event that one of those covenants is breached, an event of default could be declared requiring the immediate payment of the face value of the principal amount and accrued interest under the Debenture. This could result in its inability to pay and insolvency of the Company.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
Manufacturing
The Company have not yet commercially manufactured any branded / new pharmaceutical products except for minor volumes of the TTX drug for research and development (“R&D”) and clinical trial requirements and minor volumes of generic drugs which were manufactured under good manufacturing practices (“GMP”) in China at its facility in Nanning prior to the discontinuation of its generic drug business. These generic drugs were sold in China only.
The Company have entered into an agreement with Sandoz Canada (a GMP facility) located in Montreal Canada, to manufacture the final TTX drug for use in clinical trials in North America and Europe. Although the term of the agreement with Sandoz Canada has expired, the parties have continued to operate under the terms of this agreement. However, there is no assurance that the agreement will be renewed on existing terms or on other terms that are not more onerous. Any replacement agreement with a third party manufacturer may take time to negotiate and finalize and be subject to more onerous terms.
The Company currently do not have large scale commercial manufacturing or marketing experience for its product candidates except for the limited generic drug manufacturing operations in China. To be successful, its product candidates must be manufactured in commercial quantities in compliance with international regulatory requirements and at acceptable costs. In order to manufacture its product candidates in commercial quantities, the Company may elect to develop its own manufacturing facilities that meet international standards or contract with third parties to manufacture its TTX product candidates.
Developing the Company’s own commercial scale manufacturing facilities would require substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. In addition, if the Company decide to manufacture its pharmaceutical product candidates, the manufacturing process will need to comply with current GMP (“cGMP”) in Canada, the United States, Europe and/or other jurisdictions. The Company can give no assurance that it will be successful in developing commercial scale manufacturing facilities or obtain necessary approvals in a timely manner or at all.
If the Company contract with third-party manufacturers to produce commercial quantities of its potential product candidates, it will not know whether satisfactory arrangements will be reached with such parties. If the Company are not able to reach such an arrangement the commercialization of its product candidates could be delayed. If third parties cannot deliver commercial quantities in a timely manner or they run into financial difficulties, its revenues could be significantly reduced.
No assurance can be given that the Company will be able to make the transition to commercial production.
Government Regulation
The manufacture and sale of human therapeutic products in Canada, the United States, Europe and other countries are governed by a variety of statutes and regulations in these countries. These laws require approval of manufacturing facilities, controlled research and testing of products and government review and approval of a submission containing manufacturing, preclinical and clinical data in order to obtain marketing approval based on the safety and efficacy of the product for each use sought, including adherence to cGMP during production and storage, and control of marketing activities, including advertising and labelling.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
The Company have not received Health Canada (“HC”), U.S. Food and Drug Administration (“FDA”) or the European Medicines Evaluation Agency (“EMEA”) approval for the marketing of any of its product candidates. The time and costs required to obtain such approvals in the various markets cannot be predicted with any accuracy. No assurance can be given that its product candidates will prove to be safe and effective in clinical trials or that they will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed, and subject to continued regulatory reviews and additional regulatory post-marketing studies, which may result in significant expense and limit its ability to commercialize its product.
Potential Clinical Trial Liability
The Company’s business exposes it to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. A product liability claim brought against the Company could have a material adverse effect upon it and its financial condition.
The Company currently have clinical trial insurance coverage for clinical trials in Canada to a maximum of $5 million per incident and an aggregate $5 million. The Company have no clinical trial coverage in the United States or Europe, as the Company have no clinical trial activities in the United States or Europe at this time. Clinical trial and product liability insurance, if available, for these markets, is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential clinical trial and product liability claims could prevent or inhibit the commercialization of its current or potential products.
Intellectual Property
The Company’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent its rights. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that any patent applications the Company may make will result in the issuance of patents, that it will develop additional proprietary products that are patentable, that any patents issued to will provide the Company with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede its ability to do business or that third parties will not be able to circumvent its patents.
No patent protection is available for native compounds such as the TTX compound derived from the puffer fish. The Company’s intellectual property portfolio includes patents to protect therapeutic uses, dosages, manufacturing and purification of TTX; derivatives; combinations; formulations and administration processes. As the Company continue the development of its product candidates, there can be no assurance that third parties will not assert infringement claims against the Company in the future or requires it to obtain a license for the intellectual property rights of third parties. There can be no assurance that such licenses, if required, will be available on reasonable terms, or at all.
The Company have patent applications filed in many jurisdictions around the world including countries in North America, Europe, South America and Asia which includes China. Under Chinese law intellectual property created by an employee belongs to the employer. There can be no assurance, however, that these agreements or reliance on general legal provisions of employment law in China will provide meaningful protection for its trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Also, there can be no assurance that patents filed in China will be protected under Chinese law.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
Supply of the Puffer Fish
The Company extract tetrodotoxin from a certain species of the puffer fish for its current clinical trials. The Company believe it has sufficient supply of the puffer fish to meet current clinical trial requirements.
If the TTX products become commercialized and its current stock is utilized, additional supply of the puffer fish will be required to produce the TTX drug for commercial sales. The Company are currently securing additional crude TTX. There can be no assurance that adequate supply of the currently used species of puffer fish will be available in ample quantities and at reasonable prices to meet future commercialization demands. Currently, the TTX drug can only be obtained on a cost effective basis from the puffer fish. Synthetic production of the TTX drug may not be commercially viable or available in the foreseeable future.
If adequate supply is not available on a timely basis and available at a reasonable price, the commercialization of the TTX product candidates could be delayed thus affecting its ability to generate revenues.
Market and Competition
The Company are engaged in a rapidly changing field. There are other products and therapies that will compete directly with the products that the Company are seeking to develop in the markets which currently exist as well as the markets that are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise than the Company in product development and commercialization. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well funded discovery and development programs. There is no assurance that its competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than the Company are able to do.
Consequently, even if the Company do develop a safe and effective product and obtain the necessary regulatory approvals, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is no assurance that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed. In addition, by the time its products, if any, are ready to be commercialized, what the Company believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. The Company’s failure to successfully introduce and market its products that are under development would have a material adverse effect on its business, financial condition and results of operations.
Hazardous Materials and Environmental Matters
The Company’s discovery and development processes involve the controlled use of hazardous materials. The Company is subject to a variety of laws and regulations in Canada and in China governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believe that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed its resources. The Company are not specifically insured with respect to this liability. Although the Company believe that it is in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that its operations, business or assets will not be materially and adversely affected by current or future environmental laws or regulations.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
Foreign Currency Exposure
The Company may incur losses associated with foreign currency fluctuations. The Company’s operations are reported in Canadian dollars and in some instances operations are conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause it to incur currency exchange losses. The Company have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore the Company are subject to foreign currency transaction and translation gains and losses. Exchange rate fluctuations may reduce its future operating results. In the year ended March 31, 2009, the Company reported a foreign exchange loss of $2,687 due to foreign currency fluctuations.
Legislative Actions, Potential New Accounting Pronouncements and Higher Insurance Costs
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect its financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and the Company may make or be required to make changes in its accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as WEX, and insurance costs are increasing as a result of this uncertainty. The financial impact and additional costs to comply, if necessary, with various new regulations including those related to internal controls and procedures and disclosure certification requirements may impact its future financial position or results of operations. Also, if the Company are unable to comply with these regulations, it will impair its ability to raise additional capital funding and maintain compliance with the various securities agencies and listing on the TSX. Due to the international complexities of WEX’s operational structure, the costs and staff resources to implement these new regulations are anticipated to be significant and time consuming over the next few years. If adequate funding and resources are not available on a timely basis, there can be no assurance that the Company will be able to comply with these regulations by the required deadline, if at all.
Reliance on Management and Key Personnel
The Company’s operations are highly dependent upon the efforts and abilities of its senior management, scientific, technical and support personnel. The recruiting and retention of qualified personnel in the healthcare industry is very difficult in today’s competitive business environment. The loss of the service of any one of these people may materially affect its ability to operate efficiently, grow and could have a material adverse effect upon its business and prospects. There is no assurance that the Company will continue to retain its current staff or replace those that have resigned. Any delay in replacing such persons, or an inability to replace them with persons of similar expertise, could have a material adverse effect on its business, financial condition and results of operations. Additionally, there can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel as required by its future growth.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
LIQUIDITY AND CAPITAL RESOURCES
The Company finance its operations and capital expenditures through equity offerings, debt and to a lesser extend government tax credits.
As at March 31, 2009, the Company had working capital of $7.12 million. Working capital is defined as current assets less current liabilities. Included in working capital is cash of $9.13 million, which is held in different currencies as follows:

(in thousands)	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008
Canadian dollars	$9,061	$6,447	$5,502	$4,607
U.S. dollars	4	32	8	13
Chinese renminbi	51	141	80	121
Hong Kong dollars	9	13	6	9

Total cash	$9,125	$6,633	$5,596	$4,750

The renminbi is not freely convertible into foreign currencies and is subject to local governmental restrictions. Working capital as at March 31, 2009, also included $0.80 million in receivables, made up solely of tax credits receivable.
Included in accounts payable and accrued liabilities at March 31, 2009, is a provision of $1.09 million in respect of sums received on the Convertible Debenture allegedly owing pursuant to a finder’s fee agreement (see Contractual Obligations and Contingencies below). Management is strongly of the opinion that the claim is entirely without merit and will vigorously defend this claim.
The Company has received all of the $20.1 million from the CKLS financing in the form of shares subscription of $4.5 million and convertible debenture of $15.6 million. The Company delivered a notice of extension effective March 31, 2009, with respect to a convertible debenture in the principal sum of $15.6 million to the holder of the debenture, an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. Under the terms of the debenture, in the event that the Company delivered on or before maturity a certificate certifying that the Company would be unable to repay the principal amount on the maturity date, then subject to certain conditions, the maturity date would be extended for two years. The notice of extension extends the maturity date of the convertible debenture for two years to October 17, 2011.
As is widely known, the capital raising outlook for small biotech companies such as WEX remains very difficult. Accordingly, while the Company continues to actively explore financing and partnership opportunities, Company management, in consultation with the board of directors, continues to monitor closely company expenditures and may implement a plan that would reduce and/or defer certain expenditures. While such expenditure reductions would defer the necessity to raise additional capital until a later date, it would also likely delay achieving certain corporate objectives. If required, the Company believes it can extend its cash resources to fund operations further until mid 2010 without compromising its core TEC-006 program. Deferral of expenditures, if any, would likely impact the Company’s other research and development programs.
In order to continue operations beyond mid 2010, the Company will need to or obtain additional financing. While management is considering all financing alternatives and is seeking to raise additional funds for the operations from potential investors, there is no assurance that such funding will be available or obtained on favorable terms.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The Company’s contractual commitments relate to the lease of the Company’s office space and operating leases for office equipment, debenture obligations plus clinical research and equipment purchases. Payments required under these agreements and leases are as follows:

Contractual Obligations
(in thousands of dollars)	Total	2009 – 2010	2010 – 2011	Thereafter

Operating leases	$162	$154	$8	$—
Debenture obligations (1)	19,404	—	—	19,404

	$19,566	$154	$8	$19,404

(1)	The debenture obligations include principal and interest. Total interest payments to fiscal 2012 will be approximately $3,804,000.
On December 30, 2005, the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,352,010 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
On April 25, 2008, WEX received formal demand for payment of $1,094,000 in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007, (the “Agreement”) between WEX and a businessman resident in China. The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the CKLS Financing, as consideration for the performance of the tasks relating to the introduction of WEX to CKLS, obtaining a proposal from CKLS for financing and assisting with achieving an agreement between WEX and CKLS on certain specified terms. The letter stated that if payment was not made proceedings would be initiated at the British Columbia Commercial Arbitration Centre. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. On February 20, 2009 WEX received correspondence requesting WEX’s further consideration of the payment. On April 29, 2009 WEX responded, again denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated. However, the full amount is accrued for as at March 31, 2009 and is included in accounts payable and accrued liabilities.
Refer to the notes to the consolidated financial statements, note 12 “Commitments and contingencies” for further details pertaining to litigation.
OFF-BALANCE SHEET ARRANGEMENTS
As at March 31, 2009 The Company has not entered into any material off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company incurred legal fees of $117,743 (2008 — $600,190) charged by a law firm to which the Company’s corporate secretary provided consulting services on a part-time basis. These legal fees are included in general and administrative expenses. As at March 31, 2009, there were no legal fees payable to this law firm (2008 — $11,279). During the year ended March 31, 2009 total fees paid to the corporate secretary for corporate secretarial services performed was $30,000 (2008 - $60,000). These transactions were incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
FINANCIAL INSTRUMENTS
Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short terms to maturity. The fair value of the convertible debenture is equal to the present value of the debenture’s issue price discounted at an estimated incremental borrowing rate of 28% rate of interest.
Convertible debenture
The Company has arranged to borrow up to $15,600,000 under the convertible debentures (referred to as the “Series LIBOR plus 4% convertible debenture” — see Note 7(a) to the financial statements). Proceeds from the convertible debenture and a related private placement that completed in 2007 are to be applied to the cost of WEX’s planned Phase III clinical trials of TTX and for working capital purposes. The Debenture matures on October 17, 2009. The Company delivered a notice of extension effective March 31, 2009, with respect to a convertible debenture in the principal sum of $15.6 million to the holder of the debenture, an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. Under the terms of the debenture, in the event that the Company delivered on or before maturity a certificate certifying that the Company would be unable to repay the principal amount on the maturity date, then subject to certain conditions, the maturity date would be extended for two years. The notice of extension extends the maturity date of the convertible debenture for two years to October 17, 2011.
The convertible debenture will impose significant restrictions on the activities of WEX throughout its term. Particulars of the debenture financing are included in Note 7(a) to the financial statements.
Financial Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests all its cash reserves in low risk term deposits. Consequently, the recent financial market volatility has very low impact on the Company’s liquidity and the funding of its operations. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of its investments which finance operations are denominated in Canadian dollars and a portion of its expenses are denominated in Hong Kong dollars and the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
OUTLOOK
The Company expects to incur operating losses for the foreseeable future as the lead product, TTX, undergoes clinical development. The magnitude of losses will be largely affected by the timing and scope of future clinical trials for TTX, as well as the Company’s other initiatives in research, development, and business development activities.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect its net loss calculation and results of operations.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
Stock-based compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and to non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of its stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Convertible debenture
The convertible debenture is a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture were issued. The amount representing the conversion feature was included as shareholders’ equity, as the equity component of the debenture representing the difference between the debt component and the face value of the debenture. The issuance costs related to the debenture have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debenture. The accounting policy for the debenture is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of obtaining or renegotiation of the convertible debenture would have attracted an interest rate of approximately 25% per year.
Research and development
Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs which are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Company assess whether any costs have met the relevant criteria for deferral and amortization at each reporting date. To date, no product research and development costs have been deferred. Should the regulatory agencies approve a clinical product, management will determine whether conditions exist for deferral and amortization of any qualifying research and development costs. Earnings will be impacted in the period that such research and development costs are capitalized, and also in each subsequent accounting period as they are amortized.
ADOPTION OF ACCOUNTING POLICIES
As described in note 2 to the audited financial statements for the year ended March 31, 2009, the Company has adopted CICA handbook sections 1535 “Capital Disclosures”, 3031 “Inventories, 3862 “Financial Instruments — Disclosure, 3863 “Financial Instruments — Presentation”, 1400 “General Standards of Financial Statement Presentation “, 3064 “Goodwill and Intangible Assets.
International Financial reporting Standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) will be required for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010.

The International Accounting Standards Board (“IASB”) has also issued an exposure draft relating to certain amendments and exemptions to IFRS 1, First-time Adoption of International Financial Reporting Standards. It is anticipated that this exposure draft will not result in an amended IFRS 1 standard until late 2009.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2009
Although the amended IFRS 1 standard would provide relief, the changeover to IFRS represents a significant change in accounting standards and the transition from current Canadian GAAP to IFRS will be an undertaking that may affect the Company’s reported financial position and reported results of operations. The Company’s impact study will include a preliminary assessment of the differences between Canadian GAAP and IFRS and the potential effects of IFRS on accounting and reporting processes, information systems, business processes and external disclosures. While the Company has begun assessing the impact of adopting IFRS in fiscal 2012, the financial reporting impact of the transition to IFRS is expected to be minimal due to its limited asset base and current focus on research and development activities. However, at the current stage of its study, the Company has determined that there may be differences in accounting for the convertible debenture and property and equipment that may impact its financial condition and operating results.
Given its current level of activity, the Company expects that this transition will have a limited impact on its information technology infrastructure, since the Company does not expect to generate revenue in the near future, increase staff levels or acquire significant property and equipment during the research and clinical trial phase.
The Company will continue to monitor standards development as issued by the IASB and the AcSB as well as regulatory developments as issued by the Canadian Securities Administrators (CSA), which may affect the timing, nature or disclosure of its adoption of IFRS.
SHARE CAPITAL
As of March 31, 2009, there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 3,137,000 stock options outstanding in the Company’s stock option plan (of which 2,341,496 were exercisable) at a weighted average exercise price of $0.72.
As at March 31, 2009 and at the date of this MD&A there were no warrants outstanding.
As of the date of this MD&A there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 3,137,000 stock options outstanding in the Company’s stock option plan (of which 2,341,496 are exercisable) at a weighted average exercise price of $0.72. In addition, the Company has issued a convertible debenture that could result in the issuance of between 8,914,286 and 312,000,000 restricted voting shares converted on the basis of an agreed formula not exceeding $1.75 per share and not less than $0.05 per share.
The current version of the Company’s Annual Information Form is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 26, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer